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                      December 21, 2021

       Julia C. Powell
       President and Chief Executive Officer
       Credit Suisse Commercial Mortgage Securities Corp.
       11 Madison Avenue
       New York, New York 10010

                                                        Re: Credit Suisse
Commercial Mortgage Securities Corp.
                                                            Registration
Statement on Form SF-3
                                                            Filed December 16,
2021
                                                            File No. 333-261687

       Dear Ms. Powell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at
(202) 551-3262 with
       any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Structured Finance